UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OFTHE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDERSECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-59479

Saxon Asset Securities Trust 1999-2
Mortgage Loan Asset Backed Certificates, Series 1999-2
(Exact name of registrant as specified in its charter)

4880 Cox Road, Glen Allen, Virginia 23060 (804) 967-7400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mortgage Loan Asset Backed Certificates, Series 1999-2
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) 					Rule 12h-3(b)(1)(i)      x
Rule 12g-4(a)(1)(ii) 					Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i) 					Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii) 					Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 92

Pursuant to the requirements of the Securities Exchange Act of 1934, Issuer of the Saxon Asset Securities Trust 1999-2 Mortgage Loan Asset-Backed Certificates, Series 1999-2, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 2000

By: /s/ Bradley D. Adams

Bradley D. Adams, Vice President